Edwards Lifesciences Corporation
Conflict Minerals Report
For the Year Ended December 31, 2015
COMPANY OVERVIEW
Edwards Lifesciences Corporation (“Edwards”) is the global leader in patient-focused medical innovations for structural heart disease, as well as critical care and surgical monitoring. Driven by a passion to help patients, the company collaborates with the world's leading clinicians and researchers to address unmet healthcare needs, working to improve patient outcomes and enhance lives. A pioneer in the development of heart valve therapies, Edwards is the world's leading manufacturer of heart valve systems and repair products used to replace or repair a patient's diseased or defective heart valve. Its innovative work in heart valves encompasses both surgical and transcatheter therapies for heart valve replacement. Edwards is also a global leader in hemodynamic monitoring systems used to measure a patient's cardiovascular function in the hospital setting. Edwards’ products and technologies are categorized into three mains areas: Transcatheter Heart Valve Therapy, Surgical Heart Valve Therapy, and Critical Care.
INTRODUCTION
In August 2012, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the use of conflict minerals, the Securities and Exchange Commission adopted a new specialized disclosure report, or Form SD, and Section 13(p) of the Securities Exchange Act of 1934 (the “SEC regulations”). The SEC regulations require that if a registrant is unable to determine that the 3TG (as defined below) necessary to the functionality or production of its products did not originate in the Democratic Republic of Congo or surrounding regions (the “covered countries”) or that its 3TG did come from recycled or scrap sources, it must conduct due diligence on the source and chain of custody of the 3TG, file a conflict minerals report as an exhibit to its Form SD describing such diligence, and make the report publicly available on its website. For purposes of this conflict minerals report (this “Report”), “3TG” is defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.
This Report relates to the process undertaken for Edwards products that were manufactured, or contracted to be manufactured, during 2015 that contain 3TG.
EXECUTIVE SUMMARY
Based on information provided by Edwards’ suppliers and manufacturers, 3TG were not necessary to the functionality or production of Transcatheter Heart Valve Therapy products and Surgical Heart Valve Therapy products, but were necessary to the functionality or production of certain Critical Care products. Following the reasonable country of origin inquiry (“RCOI”) and due diligence process described below, Edwards has no reason to believe that 3TG necessary to the functionality or production of these Critical Care products directly or indirectly financed or benefitted armed groups in the covered countries. However, because adequate responses were not received from all suppliers that provide 3TG, Edwards was unable to determine all of the facilities used to process the 3TG in these products or the country of origin of those 3TG.

MANAGEMENT SYSTEMS
Edwards has established strong management systems in accordance with Step 1 of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Due Diligence Guidance”). These systems include the following:

A.	Edwards has adopted, and communicated to suppliers and the public, a policy for the supply chain of minerals originating from conflict-affected and high-risk areas.

•	As part of the smelter RCOI, Edwards provided a copy of its Conflict Minerals Policy to its suppliers that provide components containing 3TG.

•
This policy is also publicly available on Edwards’ website at www.edwards.com under “About Us - Corporate Responsibility - Responsible Supply Chain” or directly at http://ir.edwards.com/corporate-governance-document.cfm?documentid=14136.

B.	Edwards has structured internal management to support supply chain due diligence.

•	Edwards maintains a cross-functional team to support supply chain due diligence and implementation and monitoring of an effective conflict minerals program.

•	Senior leaders with the necessary competence, knowledge and experience oversee this team and the due diligence process.

•	Resources are available to support the operation and monitoring of the process.

C.	Edwards has established a system of transparency, information collection and control over the supply chain, including the RCOI and the due diligence process described below.

D.	Edwards has strengthened its engagement with suppliers by:

•	Directly engaging suppliers during the RCOI process;

•	Reviewing supplier responses as part of the RCOI process;

•	Incorporating conflict minerals compliance into new supplier quality and manufacturing agreements; and

•	Implementing a plan to improve the quantity and quality of supplier responses year over year.

E.	Edwards has established a company- and mine-level grievance mechanism.

•	Edwards recognizes the Conflict Free Smelter Program’s (“CFSP”) three audit protocols for gold, tin/tantalum and tungsten as valid sources of smelter- or mine-level grievances.

•	A company-wide grievance mechanism is available, through which Edwards’ employees and suppliers can confidentially report a violation of its policies without fear of retaliation.

•	Edwards also maintains an e-mail address (conflict_minerals@edwards.com) for suppliers and employees to ask questions and voice concerns.

REASONABLE COUNTRY OF ORIGIN INQUIRY
For the 2015 reporting period, Edwards conducted two stages of RCOI, supplier and smelter, in accordance with Steps 2A and 2B of the OECD Due Diligence Guidance.
Supplier RCOI *
Edwards designed its supplier RCOI process to identify the smelters in its supply chain. This process included the following steps:

•	Developed a list of suppliers that provided components containing 3TG;

•	Contacted each supplier and requested the industry-standard Conflict Minerals Reporting Template (“CMRT”) that included its smelter information;

•	Reviewed supplier responses and CMRTs for accuracy and completeness;

•	Aggregated the smelters provided by suppliers into a single list of smelters meeting the definition of a smelter under one of the three industry-recognized audit protocols; and

•	Reviewed the final smelter list and compared it to available smelter lists of industry peers to gauge whether the smelters in the smelters in the supply were chain reasonably identified.
Edwards’ suppliers identified 296 smelters in their supply chains.
Smelter RCOI
Due to the overlap between smelter RCOI and smelter due diligence, the smelter RCOI process is summarized below in the due diligence section of this Report.
DUE DILIGENCE
Edwards’ Due Diligence Process was designed in accordance with the applicable sections of Steps 2, 3 and 4 of the OECD Due Diligence Guidance.
Smelter RCOI and Due Diligence *
Edwards’ smelter RCOI and due diligence process were designed to:

•	Identify the scope of the risk assessment of the mineral supply chain (OECD Step 2B);

•	Assess whether the smelters/refiners have carried out the elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas (OECD Step 2C); and

•	Where necessary, carry out, including through participation in industry-driven programs, joint spot checks at the mineral smelter/refiner’s own facilities (OECD Step 2D).

________________________
* For the 2015 reporting period, Edwards’ supplier RCOI, smelter RCOI and due diligence process were executed by Claigan Environmental Inc. (“Claigan”). The design of Claigan’s process was independently audited in 2015 against the requirements of Step 2 of the OECD Due Diligence Guidance.

Edwards’ smelter RCOI and due diligence process included the following steps with respect to each smelter identified in its supply chain:

•	Edwards directly engaged with the smelter to determine whether or not the smelter sourced from the covered countries;

•
For smelters that declared directly or through their relevant industry association that they did not source from the covered countries, and were not recognized as conflict free by the CFSP, Edwards reviewed publicly available information to determine if there was any contrary evidence to the smelter’s declaration. The sources reviewed included:

•	Public internet search (Google) of the facility in combination with each of the covered countries;

•	Specific NGO publications, including the Enough Project, Global Witness, Southern Africa Resource Watch and Radio Okapi; and

•	The most recent report of the UN Group of Experts on the Democratic Republic of the Congo.

•
For smelters that did not respond to direct engagement, Edwards reviewed the same publicly available sources to determine if there was any reason to believe that the smelter may have sourced from the covered countries during the reporting period.

•
For smelters that sourced from, or there is reason to believe they may have sourced from, the covered countries (“high risk smelters”), the smelter is required to be audited and recognized as conflict free by the CFSP.

•
For high risk smelters that had not been audited and recognized as conflict free by the CFSP, Edwards communicated the risk to a designated member of senior management and conducted risk mitigation on the smelter as described under Risk Mitigation below.

For the 2015 reporting period, Edwards’ smelter RCOI and due diligence process identified 39 smelters that sourced, or there is a reason to believe they sourced, from the covered countries. Edwards determined that 37 of these 39 smelters have been audited and recognized as conflict free by the CFSP. Edwards conducted risk mitigation on the remaining two smelters.
Risk Mitigation
Edwards conducted risk mitigation on two smelters that sourced, or there is a reason to believe they sourced, from the covered countries and were not recognized as conflict free by the CFSP. The risk was reported to Edwards’ Corporate Vice President, Quality, Regulatory, Clinical in accordance with Step 3A of the OECD Due Diligence Guidance. This risk mitigation process is consistent with Step 3B of the OECD Due Diligence Guidance and helps prevent unnecessary boycotts of the covered countries. Edwards took the following steps during its risk mitigation process:

•	Conducted additional due diligence to determine if there was any reason to believe the smelter directly or indirectly financed or benefitted armed groups in the covered countries;

•	Verified with internal stakeholders and relevant suppliers whether 3TG from the specific smelter were actually in Edwards’ supply chain in the 2015 reporting period; and

•	Directly engaged with each high risk smelter to verify risk and to encourage the smelter to become conflict free.

The risk mitigation process was conducted on the following two smelters:
Tin Smelter - Rwanda

•	The smelter provided a very detailed due diligence report for 2014.

•
It was recognized by the CFSP as ‘active,’ which means it was undergoing an independent audit to an industry-recognized protocol. The CFSP does not encourage the removal of an ‘active’ smelter from the supply chain.

Gold Smelter - United Arab Emirates (UAE)

•	The smelter provided a very detailed due diligence report for 2014.

•
The refinery was audited and successfully certified to the Dubai-Multi Commodities Center (DMCC) responsible sourcing of precious metals. The DMCC-responsible sourcing audit is not yet recognized by the CFSP, but will be reviewed for recognition by the CFSP in 2016.

There was no reason to believe these two smelters directly or indirectly financed or benefitted armed groups in the covered countries. Edwards intends to review the status of these two smelters during the 2016 reporting period.
SMELTERS AND REFINERIES
The 296 smelters and refineries identified by Edwards’ suppliers during the 2015 reporting period included 126 gold smelters, 48 tantalum smelters, 80 tin smelters, and 42 tungsten smelters. Of these 296 smelters, 39 were identified as smelters that sourced, or there is reason to believe may have sourced, from the covered countries. Edwards determined that 37 of these smelters were certified conflict free by the CFSP, and there was no reason to believe that the remaining two smelters directly or indirectly financed or benefitted armed groups in the covered countries.
IMPROVEMENT PLAN
Edwards has taken and will continue to take the following steps to improve the due diligence conducted to further mitigate risk that the necessary 3TG in Edwards’ products could directly or indirectly benefit or finance armed groups in the covered countries:

•	Include a conflict minerals clause in all new and renewing supplier quality and manufacturing contracts;

•	Continue to drive suppliers to obtain current, accurate, and complete information about the smelters in their supply chain;

•	Engage smelters sourcing from the covered countries to become audited and certified to a protocol recognized by the CFSP; and

•	Follow up in 2016 on smelters requiring risk mitigation.

ADDITIONAL RISK FACTORS
The statements above are based on the RCOI process and due diligence performed in good faith by Edwards. These statements are based on information available at the time. A number of factors could introduce errors or otherwise affect these statements.
These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter not being finalized by the end of the 2015 reporting period, confusion by suppliers over requirements of the SEC regulations, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict-free smelter audits, materials sourced from the covered countries being declared secondary materials, illegally tagged conflict minerals from the covered countries being introduced into the supply chain, companies going out of business in 2015, and smuggling conflict minerals from the covered countries to other countries.